Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 19 DATED September 10, 2013
TO THE PROSPECTUS DATED October 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 17 dated July 16, 2013 and Supplement No. 18 dated August 12, 2013. Unless otherwise defined in this Supplement No. 19, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of six grocery-anchored shopping centers; and

•	changes to our board of directors.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of September 6, 2013, we had raised aggregate gross offering proceeds of approximately $922.6 million from the sale of approximately 93.2 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

On June 24, 2013, we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission (the “SEC”) to register a follow-on public offering. Pursuant to the registration statement, we propose to register 25,000,000 shares of our common stock in the primary portion of such follow-on offering. We also propose to register 2,500,000 shares of common stock pursuant to our dividend reinvestment plan. We do not expect to register any shares in our follow-on offering that would cause the total shares registered by us in this offering and our follow-on offering, in the aggregate, to exceed the $1.785 billion initial aggregate registration amount of this offering. In connection with the filing of a follow-on offering registration statement, we determined to continue offering shares in this offering beyond August 12, 2013. We currently intend to continue offering shares of common stock in this offering until the earlier of (i) the sale of all $1.5 billion of shares in this primary offering, (ii) February 7, 2014, or (iii) the date the registration statement relating to our proposed follow-on offering is declared effective by the SEC.

Property Acquisitions

Paradise Crossing

On August 13, 2013, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 67,470 rentable square feet located on approximately 9.9 acres of land in Lithia Springs, Georgia, a suburb of Atlanta (“Paradise Crossing”) for approximately $9.0 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Paradise Crossing was purchased from American Real Estate Partners, III, LP, a Georgia limited partnership, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Paradise Crossing was approximately 93.7% leased to 13 tenants, including a Publix grocery store, which occupies approximately 65.6% of the total rentable square feet of the shopping center. Based on the current condition of Paradise Crossing, we do not believe that it will be necessary to make significant renovations to the property. We believe that Paradise Crossing is adequately insured.

Contra Loma Plaza

On August 19, 2013, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 74,616 rentable square feet located on approximately 8.8 acres of land in Antioch, California (“Contra Loma Plaza”) for approximately $7.2 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Contra Loma Plaza was purchased from RK Antioch LLC, a California limited liability company and Kanu Patel and Renuka Patel, Trustees of the Kanu Patel and Renuka Patel Family Trust, none of which are affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Contra Loma Plaza was approximately 81.9% leased to nine tenants, including a Save Mart grocery store, which occupies approximately 67.3% of the total rentable square feet of the shopping center. We believe that Contra Loma Plaza is adequately insured.

South Oaks Plaza

On August 21, 2013, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 112,300 rentable square feet located on approximately 10.2 acres of land in St. Louis, Missouri (“South Oaks Plaza”) for approximately $9.5 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. South Oaks Plaza was purchased from Pace-South County Associates, LLC, a Missouri limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, South Oaks Plaza was 100% leased to three tenants, including a Shop ‘n Save grocery store, which occupies approximately 71.2% of the total rentable square feet of the shopping center. We believe that South Oaks Plaza is adequately insured.

Yorktown Centre

On August 30, 2013, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 196,728 rentable square feet located on approximately 19.9 acres of land in Erie, Pennsylvania (“Yorktown Centre”) for approximately $21.4 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Yorktown Centre was purchased from 79 Realty Corporation, a Pennsylvania corporation, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Yorktown Centre was 100% leased to 29 tenants, including a Giant Eagle grocery store, which occupies approximately 44.4% of the total rentable square feet of the shopping center. Based on the current condition of Yorktown Centre, we do not believe that it will be necessary to make significant renovations to the property. We believe that Yorktown Centre is adequately insured.

Stockbridge Commons

On September 3, 2013, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 99,473 rentable square feet located on approximately 13.9 acres of land in Fort Mill, South Carolina (“Stockbridge Commons”) for approximately $15.3 million, exclusive of closing costs. A portion of the purchase price consisted of the assumption of a $10.1 million mortgage loan. We funded the remainder of the purchase price with proceeds from this offering. Stockbridge Commons was purchased from Stockbridge Commons Combined Retail Partners, LLC, both Delaware limited liability companies that are not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Stockbridge Commons was 95.9% leased to 21 tenants, including a Harris Teeter grocery store, which occupies approximately 51.9% of the total rentable square feet of the shopping center. Based on the current condition of Stockbridge Commons, we do not believe that it will be necessary to make significant renovations to the property. We believe that Stockbridge Commons is adequately insured.

Dyer Crossing

On September 4, 2013, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 95,085 rentable square feet located on approximately 17.0 acres of land in Dyer, Indiana (“Dyer Crossing”) for $18.5 million, exclusive of closing costs. A portion of the purchase price consisted of the assumption of a $10.7 million mortgage loan. We funded the remainder of the purchase price with proceeds from this offering. Dyer Crossing was purchased from Dyer Retail, LLC, an Indiana limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Dyer Crossing was 93.5% leased to 16 tenants, including a Jewel-Osco grocery store, which occupies approximately 67.6% of the total rentable square feet of the shopping center. Based on the current condition of Dyer Crossing, we do not believe that it will be necessary to make significant renovations to the property. We believe that Dyer Crossing is adequately insured.

Changes to Board of Directors

On September 4, 2013, Michael C. Phillips and Ethan J. Hershman both resigned as members of our board of directors. Mr. Phillips also resigned as Co-Chairman of the Board. Mr. Phillips had served as one of our directors and as Co-Chairman of the Board since December 2009. Mr. Phillips’s decision to resign was not the result of any disagreement with us. Mr. Hershman joined the board of directors in July 2010 and served as a member of the Audit Committee. Mr. Hershman’s decision to resign was not the result of any disagreement with us.

On September 6, 2013, our board of directors elected to decrease the size of the board from seven members to five members. On September 6, 2013, our board of directors also appointed Jeffrey S. Edison to serve as sole Chairman of the Board and appointed Paul J. Massey, Jr. to serve as a member of the Audit Committee.